February 6, 2020

VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	PDS Biotechnology Corporation Registration Statement on Form S-1 File No. 333-235549

Ladies and Gentlemen:

PDS Biotechnology Corporation hereby withdraws its prior acceleration request dated February 5, 2020, for the above-referenced Registration Statement on Form S-1.

Please direct any questions or comments regarding this correspondence to Fahd Riaz at (215) 656-3316 or Emilio Ragosa at (973) 307-3004, each of DLA Piper LLP (US).

Thank you for your assistance.

Sincerely,

PDS BIOTECHNOLOGY CORPORATION

By: /s/ Frank Bedu-Addo, Ph.D.
Name: Frank Bedu-Addo, Ph.D.
Title: President and Chief Executive Officer